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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.

968 Jin Zhong Road
Shanghai 200335, People's Republic of China
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 EXPLANATORY NOTE

        The documents attached as exhibits 23.2, 99.1, 99.2 and 99.3 to this Current Report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-3 of Ctrip.com International, Ltd. (File No. 333-208399).

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.
	By:	/s/ XIAOFAN WANG
		Name:	Xiaofan Wang
		Title:	Chief Financial Officer
Date: September 6, 2016

 EXHIBIT INDEX

Exhibit No.	Description
23.2	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
99.1	Unaudited Condensed Consolidated Interim Financial Statements—Ctrip.com International, Ltd.
99.2	Audited Consolidated Annual Financial Statements—Qunar Cayman Islands Limited
99.3	Unaudited Pro Forma Condensed Combined Financial Information

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EXPLANATORY NOTE
SIGNATURES
EXHIBIT INDEX